

Citadel Securities LLC

2020 Financial Statement

CITADEL | Securities

Citadel Securities LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2020 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry — (212) 651-7726
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





CITADEL SECURITIES LLC

Affirmation

I, Michael Henry, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities LLC (the "Company"), as of December 31, 2020, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: ______________________________

Michael Henry, Chief Accounting Officer of Citadel Enterprise Americas LLC

February 24, 2021

STATE OF NEW YORK

COUNTY OF NEW YORK

On the 24th day of February in the year 2021 before me, the undersigned, personally appeared Michael Henry, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity (ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

____

Notary Public

Printed Name: Peter J Sendrowski

My Commission Expires: 04/10/2021

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

CITADEL SECURITIES LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Citadel Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 2005.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL SECURITIES LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

Assets:		As of December 31, 2020
Cash	$	523
Securities owned, at fair value		66,707
Securities borrowed		1,628
Receivable from brokers and dealers		841
Receivable from clearing organizations and custodian		648
Securities purchased under agreements to resell		492
Other assets		165
Total assets	$	**71,004**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold, not yet purchased, at fair value	$	57,506
Securities sold under agreements to repurchase		4,472
Payable to brokers, dealers, and clearing organizations		2,847
Loans and interest payable to affiliate		1,653
Securities loaned		867
Other liabilities		342
Payable to affiliates		168
Total liabilities		**67,855**
Member's capital		3,149
Total liabilities and member's capital	$	**71,004**

See notes to statement of financial condition.

Notes to Statement of Financial Condition

NOTE 1

Organization

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSHC"), an affiliate, is the sole member of the Company.

CALC IV LP ("CAL4"), an affiliate, is the manager of the Company. The Company has entered into a portfolio management agreement with CSUS (Hong Kong) Limited ("CS-HK"), an affiliate, whereby the Company appointed CS-HK to manage a portion of its financial instruments that were traded or arranged in Hong Kong or Asia. CAL4 and CS-HK are collectively referred to as the "Trading Managers". The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation ("NSCC"), and Fixed Income Clearing Corporation ("FICC"), (together, the Depository Trust & Clearing Corporation, or "DTCC") and is a member of the Options Clearing Corporation.

The Company primarily engages in market making and liquidity provision in U.S. options, equities, government securities, and foreign exchange products, as well as trade execution.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Securities Americas LLC ("CSAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2021.

In November 2020, the Company acquired trading rights to act as Designated Market Maker for equity securities on the New York Stock Exchange ("NYSE") from IMC–Chicago, LLC. Upon closing of the transaction, the Company recognized finite life intangible assets with a useful life of five years attributable to the trading rights, which approximated fair value at the time of purchase, and are included in other assets on the statement of financial condition.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CAL4 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at various global financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased
The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Securities owned are held at various global financial institutions and at the DTCC. As of December 31, 2020, securities owned of approximately $63.86 billion, have been pledged as collateral to counterparties on contract terms which permit the counterparties to sell or repledge these securities to others.

Derivative Contracts
Derivative financial instruments are referred to as off-balance sheet instruments because neither their notional amounts nor the underlying reference instruments are reported as securities owned or securities sold, not yet purchased on the statement of financial condition. Rather, if derivative financial instruments are cash-settled at contractually specified intervals, the resulting gain or loss is recorded as a derivative asset or derivative liability, respectively, prior to the exchange of related cash flows. Derivative assets and derivative liabilities also include cash and cash collateral transferred to or from such counterparties, and such cash and cash collateral amounts may exceed the amount of net derivative exposure with the respective counterparties. Options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition. Futures, swaps, and related collateral are included in receivable from brokers and dealers on the statement of financial condition.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase and repurchase agreements are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash collateral received plus accrued interest payable.

Notes to Statement of Financial Condition

Valuation of Financial Instruments

The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CAL4 based on the valuation principles set forth in the Company's governing documents and represents CAL4's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CAL4 or CAL4 may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument.

Where available, fair value is generally based on closing prices disseminated by the relevant exchange market, prices or inputs disseminated by third parties or market participants (e.g., mean of the bid and offer from a broker), or derived from such prices or inputs (e.g., inputs to valuation models for derivative financial instruments). In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CAL4). CAL4 may determine to use a different value than would be assigned pursuant to the foregoing if CAL4 determines that doing so would better reflect fair value (e.g., CAL4 may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CAL4, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

The Company measures and reports securities owned; securities sold, not yet purchased; and other derivative financial instruments ("Financial Instruments") at fair value.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CAL4's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

EQUITY SECURITIES
Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange quoted market prices and are generally categorized within Level 1 of the fair value hierarchy.

Non-exchange-traded equity securities
The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using market price quotations and are classified within Level 1 or Level 2 of the fair value hierarchy.

U.S. GOVERNMENT SECURITIES
U.S. government securities are valued using quoted market prices and are generally categorized within Level 1 of the fair value hierarchy. However, government inflation-protected securities are categorized within Level 2 of the fair value hierarchy.

CORPORATE DEBT SECURITIES
Corporate debt securities represent corporate bonds. The fair value of corporate debt securities is determined using recently executed market transactions observable via membership organizations or market price quotations (where observable) disseminated by third parties or market participants such as brokers and vendors (e.g., mean of the bid and offer from a broker). Corporate debt securities are categorized within Level 2 of the fair value hierarchy.

NON-U.S. GOVERNMENT SECURITIES
Non-U.S. government securities are valued using quoted market prices in active markets and are categorized within Level 1 or Level 2 of the fair value hierarchy.

U.S. AGENCY SECURITIES
The fair value of U.S. agency securities is determined using market price quotations obtained from third parties such as vendors and brokers. U.S. agency securities are categorized within Level 2 of the fair value hierarchy.

DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include options (including equity, foreign exchange, equity futures, commodity futures, bond futures, and Exchange Traded Funds ("ETFs")), as well as futures contracts and warrants. These derivative financial instruments are valued using prices disseminated by the relevant exchange market, such as the closing price, settlement price, last available sales price, or the mean of the bid and offer price (a mid-market price). Exchange-traded derivative financial instruments are generally classified within Level 1 of the fair value hierarchy.

OTC derivative financial instruments
Total return swap contracts generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include equity prices and interest rates. These instruments are categorized within Level 2 of the fair value hierarchy.

Other Financial Instruments
CAL4 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition, that are not measured at fair value, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Notes to Statement of Financial Condition

These financial assets and liabilities include cash, securities borrowed, receivable from brokers and dealers, receivable from clearing organizations and custodian, securities purchased under agreements to resell, other assets, securities sold under agreements to repurchase, payable to brokers, dealers, and clearing organizations, loans and interest payable to affiliate, securities loaned, payable for liquidity and order flow, payable to affiliates, exchange, clearance, and regulatory fees payable, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash which would have been classified within Level 1.

New Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board issued updated accounting guidance pertaining to the measurement, recognition, and disclosures related to credit losses associated with certain financial instruments. The guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. The Company adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments recorded at amortized cost such as collateralized financing arrangements, receivable from customers, and receivable from brokers, dealers, clearing organizations, and custodian. The Company applies the practical expedient in accordance with the guidance based on collateral maintenance provisions in estimating an allowance for credit losses for collateralized financings. The allowance for credit losses on these financial assets would be limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets. The adoption does not have a material impact on the Company's financial condition or regulatory requirements.

NOTE 3

Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations and to finance certain of the Company's activities. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. Additionally, the Company seeks to manage credit exposure by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties.

During the year ended December 31, 2020, the Company had reverse repurchase and repurchase agreements with Citadel Securities Institutional LLC ("CSIN"), an affiliated broker and dealer, and Citadel Securities Swap Dealer LLC ("CSSD"), an affiliated swap dealer (Note 6), and non-affiliates.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements and the underlying securities received under securities borrowed transactions. As of December 31, 2020, substantially all securities received under securities borrowed transactions have been delivered or repledged.

The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to such counterparty. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about securities borrowed and securities loaned as of December 31, 2020.

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 1,795	$ 828
Cash collateral pledged/received	1,624	865
Fair value of securities collateral pledged	226	—
Financing interest receivable/payable	4	2

In the table above, financing interest receivable and payable are included in securities borrowed and securities loaned, respectively, on the statement of financial condition.

The following table presents information about reverse repurchase agreements and repurchase agreements as of December 31, 2020.

($ in millions)	
Fair value of securities collateral received for reverse repurchase agreements	$ 10,538
Fair value of securities collateral pledged for repurchase agreements	14,648
Net cash collateral pledged	2
Net cash collateral received	7

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities or U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty.

Notes to Statement of Financial Condition

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments. Refer to Note 9 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2020

($ in millions)	Reverse Repurchase Agreements	Securities Borrowed
Included in the statement of financial condition		
Gross amounts	$ 10,537	$ 1,628
Amounts offset	(10,045)	—
Net amounts	492	1,628
Amounts not offset		
Counterparty netting	(492)	(162)
Financial instruments, at fair value	—	(1,421)
Total	$ —	$ 45

LIABILITIES AS OF DECEMBER 31, 2020

($ in millions)	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts	$ 14,517	$ 867
Amounts offset	(10,045)	—
Net amounts	4,472	867
Amounts not offset		
Counterparty netting	(492)	(162)
Financial instruments, at fair value	(3,980)	(681)
Total	$ —	$ 24

In the tables above:

- Gross amounts and net amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting and financial instruments, at fair value, relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value of securities borrowed or loaned, securities purchased or sold under the agreements to resell or repurchase, respectively, accrued coupon interest and cash collateral, where applicable. These amounts are limited to the net amount by counterparty reported on the statement of financial condition and therefore any over-collateralization of these positions is not included. Note that the fair value of securities borrowed or loaned in the table only includes securities for which cash collateral was pledged or received, respectively.
- Financial instruments representing securities sold or otherwise pledged as collateral for repurchase agreements include securities owned, at fair value, recorded on the statement of financial condition.

Collateralized Transactions—Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity as of December 31, 2020.

($ in millions)	Repurchase Agreements	Securities Loaned
Overnight and open	$ 11,768	$ 198
2-30 days	1,645	—
31-90 days	1,104	667
Total	14,517	865
Financing interest payable	—	2
Gross amount presented in the offsetting table above	$ 14,517	$ 867

The following table presents gross obligations for repurchase agreements and securities lending transactions by class of collateral pledged as of December 31, 2020.

($ in millions)	Repurchase Agreements	Securities Loaned
U.S. government securities	$ 13,391	$ —
Equity securities	1,126	865
Total	14,517	865
Financing interest payable	—	2
Gross amount presented in the offsetting table above	$ 14,517	$ 867

Notes to Statement of Financial Condition

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2020

($ in millions)	Level 1	Level 2	Netting and Collateral	Total
Trading assets				
Equity securities	$ 18,294	$ 10	$ —	$ 18,304
U.S. government securities	14,199	121	—	14,320
Corporate debt securities	—	155	—	155
Non-U.S. government securities	—	3	—	3
Total investment assets	32,493	289	—	32,782
Derivative assets				
Options	33,917	4	—	33,921
Futures	24	—	—	24
Swaps	—	5	—	5
Warrants	4	—	—	4
Gross derivative assets	33,945	9	—	33,954
Netting	(24)	(1)	698	673
Total derivative assets	33,921	8	698	34,627
Total	$ 66,414	$ 297	$ 698	$ 67,409

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2020

($ in millions)	Level 1	Level 2	Netting and Collateral	Total
Trading liabilities				
Equity securities	$ 14,601	$ 6	$ —	$ 14,607
U.S. government securities	10,417	26	—	10,443
Corporate debt securities	—	58	—	58
Non-U.S. government securities	1	6	—	7
U.S. agency securities	—	4	—	4
Total investment liabilities	25,019	100	—	25,119
Derivative liabilities				
Options	32,384	2	—	32,386
Futures	92	—	—	92
Swaps	—	1	—	1
Warrants	1	—	—	1
Gross derivative liabilities	32,477	3	—	32,480
Netting	(24)	(1)	(68)	(93)
Total derivative liabilities	32,453	2	(68)	32,387
Total	$ 57,472	$ 102	$ (68)	$ 57,506

In the tables above:

- Trading assets, trading liabilities, options and warrants are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition.
- Futures, swaps and related collateral are included in receivable from brokers and dealers as discussed in Note 2.
- Both counterparty netting and cash collateral netting for positions with the same counterparty that cross over the levels of the fair value hierarchy are included in the column titled "Netting and Collateral." Counterparty netting among derivative financial instruments classified within the same level is included within that level.
- The netting amounts may include excess cash collateral (e.g., initial margin) either posted to or received from counterparties, in excess of mark-to-market exposure on the derivative financial instruments.
- For further information on derivative financial instruments and hedging activities, see Note 9.

There were no Level 3 assets or liabilities measured at fair value on recurring basis as of December 31, 2020.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

NOTE 5

Borrowings

Revolving Credit Agreement

On December 18, 2020, the Company entered into a revolving credit agreement with JP Morgan Chase Bank, N.A. as administrative agent and various external lenders for a total commitment of $500 million (the "Revolving Credit Agreement"). The Revolving Credit Agreement has a maturity date of December 17, 2021. Interest accrues, at the option of the Company, at adjusted LIBO rate plus 1.25% or a short-term funding rate plus 1.25%. Commitment fees are calculated on the daily unused facility amount at a rate of 0.25% per annum. Capitalized debt issuance costs amounted to $5 million. Unamortized debt issuance costs are included in other assets on the statement of financial condition. As of December 31, 2020, the Company had no outstanding borrowings under the Revolving Credit Agreement.

Loans and Interest Payable to Affiliate

The Company has entered into a cash advance agreement with Citadel Securities LP, an affiliate. During 2020, the maturity date was extended until December 31, 2021. For the period January 1, 2020 through June 30, 2020, the loan advances were interest free. Effective July 1, 2020, the agreement was amended and loan advances bear interest at the rate of LIBOR plus 2.85%. Loan advances are payable on demand. As of December 31, 2020, the loans and interest payable to affiliate were $1.65 billion and $3 million, respectively, and are reflected on the statement of financial condition. CAL4 estimates that the carrying value of the loans payable to affiliate approximates fair value due to the short-term nature of the loans.

NOTE 6

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company reimburses CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2020, the Company had a combined payable to CEAMER, CSAMER and their affiliates of $160 million, which is included in payable to affiliates on the statement of financial condition. As of December 31, 2020, the Company has paid compensation to CSAMER of $20 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

The Company has also entered into service agreements with other affiliates, where such affiliates provide the Company certain relationship management, marketing or risk monitoring services, and technical support. The Company incurs expenses from such affiliates providing these services.

Executing and Settlement Activities

During 2020, CSIN provided execution services to the Company under a cost-plus agreement. As a result of this activity, the Company incurred service fee expense and recorded commission revenue from CSIN for acting as a counterparty for trades with third parties. As of December 31, 2020, the Company had a payable to CSIN of $7 million, which is included in payable to affiliates on the statement of financial condition.

The Company also entered into agency service agreements with other affiliated brokers and dealers for execution services and allocates revenue to or receives revenue from such affiliates for these transactions.

Reverse Repurchase and Repurchase Agreements

During 2020, the Company entered into reverse repurchase agreements and repurchase agreements with CSIN and CSSD. The following table presents information about reverse repurchase and repurchase agreements with affiliates as of December 31, 2020.

($ in millions)	Reverse Repurchase Agreements	Repurchase Agreements
Gross contract value with affiliates	$ 181	$ 189
Amounts offset in the statement of financial condition	(7)	(7)
Net amounts	$ 174	$ 182
Fair value of securities collateral received/pledged	$ 180	$ 190

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 7

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodian

Amounts receivable from brokers, dealers, clearing organizations, and custodian at December 31, 2020, consist of the following:

($ in millions)	
Securities failed to deliver	$ 43
Securities failed to deliver to affiliate	15
Receivable from brokers and dealers	783
Receivable from brokers and dealers	$ 841
Securities failed to deliver	$ 449
Receivable from clearing organizations	179
Receivable from custodian for unsettled trades	20
Receivable from clearing organizations and custodian	$ 648

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2020, consist of the following:

($ in millions)	
Securities failed to receive	$ 461
Securities failed to receive from affiliates	21
Payable to brokers and dealers	2,358
Payable to clearing organization	7
Payable to brokers, dealers, and clearing organizations	$ 2,847

Notes to Statement of Financial Condition

The receivable from and payable to brokers, dealers, clearing organization, and custodian may include cash balances, open trade equity related to certain derivative financial instruments (see Note 2), and amounts receivable or payable for unsettled trades and securities failed to deliver or receive. The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

NOTE 8

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity and leverage risk. The Trading Managers attempt to monitor and manage these risks on an ongoing basis. While the Trading Managers often hedge certain portfolio risks, the Trading Managers are not required to do so and will not, in general, attempt to hedge all market or other risks in the portfolio, and they will hedge certain risks, if at all, only partially.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Trading Managers attempt to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and their corresponding hedges.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to regulatory and legislative rules, thus resulting in a reduced inventory of securities available for borrowing and increased transaction costs relating to short selling.

The Trading Managers manage portfolios which may have positions in Financial Instruments that trade in different markets with different closing times. Any discrepancy in value resulting from asynchronous closing times may result in the recognition of a gain or loss in one period which may be offset by a corresponding loss or gain, in whole or in part, in the subsequent period.

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. A substantial portion of the Company's options, clearing and financing activities are with a Bank of America Merrill Lynch subsidiary ("BAML"). These positions are recorded at fair value under securities owned on the statement of financial condition. This results in a concentration of operational and credit risks with BAML. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to maintain minimum net capital and to segregate customers' funds and financial instruments from the financial institution's own holdings. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above any specific collateral requirement determined in accordance with the contractual terms between the Company and the relevant financial institution.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and broker and dealer clients, as a holder of securities and as a member of exchanges and clearing organizations. The Company's client activities involve the execution of various transactions. Client activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to broker and dealer clients is mitigated by the use of industry-standard Qualified Special Representatives ("QSR") or Corresponding Clearing Agreements ("CC Flip") where the Company locks in client trades at the DTCC's NSCC facility allowing the Company to face the clearinghouse directly. The Company also uses the industry standard of delivery versus payment through depositories and clearing banks for non QSR and CC Flip clients.

The credit risk of exchange-traded derivatives, such as exchange-traded futures and exchange-traded options, is reduced by the rules or regulatory requirements, such as daily margining, applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance under bilateral OTC transactions by entering into master netting agreements and collateral arrangements with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. In an effort to limit bilateral OTC credit risk, the Company generally enters into bilateral OTC transactions only with major financial institutions. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate.

Notes to Statement of Financial Condition

The cash and security account balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. The Trading Managers attempt, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

The Company may make markets in or invest in convertible bonds, corporate bonds, and other credit sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due. The Trading Managers attempt, where possible, to manage the risk associated with credit sensitive instruments in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments.

Currency Risk

The Company may have exposure to non-U.S. currencies, directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk

CAL4 targets to maintain a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on investments, changes in margin requirements as term financing facilities mature, increases in initial margin requirements by clearinghouses, and member's capital activity.

The Company generally invests on a leveraged basis, both through its financing and loan arrangements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of the member's total loss of its investment in the Company. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians and counterparties. Market value movements could result in a prime broker, custodian or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing term financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

Other Risks

Due to investments in non-U.S. issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

The Company is subject to risks associated with unforeseen or catastrophic events, including terrorist attacks, natural disasters, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair the Trading Managers' ability to manage the Company's activities. The Trading Managers manage this risk through continuity and resiliency planning. As an example, during 2020, COVID-19 developed rapidly. The Trading Managers managed the Company's activities and economic impacts through December 31, 2020. Given the uncertainty of COVID-19 outcomes, the future impacts are currently not quantifiable and could materially adversely affect the Company and its activities.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL4 believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CAL4 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of any such matters would not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

NOTE 9

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's portfolio commitment to such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as bilateral contracts between two counterparties ("Bilateral OTC"), will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its market making business, to manage various underlying exposures for risk management purposes, or for proprietary risk taking. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to, the following: interest rate derivatives to manage potential exposures to interest rate fluctuations and equity derivatives to manage potential price fluctuations related to individual equities, equity options, equity baskets and indices. The Company's derivative financial instrument risks should not be viewed in isolation, but rather the Trading Managers believe they should be considered on an aggregate basis along with the Company's other market making activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally, the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to any net unrealized gain of the Company on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to related credit support agreements, less any net unrealized loss of the Company on derivative financial instruments plus any collateral transferred to the Company by such counterparty pursuant to related credit support agreements. When the Company has executed master netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty, these amounts are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company and the counterparty have rights of rehypothecation with respect to collateral pledged or received under such derivative master netting agreements. Initial margin pledged by or to the Company under derivative master netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty or the Company.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

Total return derivative financial instruments are contractual agreements whereby one party receives the appreciation (or pays the depreciation) and the dividends and interest, on either a levered or unlevered basis, on an underlying reference asset, attribute or index in return for paying interest. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

The following table sets forth the fair value of the Company's derivative contracts by underlying risk exposure. The table also presents information about the offsetting of derivative financial instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 3). Gross derivative contracts in the table below exclude the effect of netting. The net derivative contracts agree to the total derivative assets and derivative liabilities included in the fair value hierarchy tables in Note 4.

FAIR VALUE AS OF DECEMBER 31, 2020

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded		
Equity contracts	$ 33,858	$ 32,390
Commodity contracts	84	62
Interest rate contracts	6	22
Foreign exchange contracts	1	5
Total Exchange-traded	33,949	32,479
Bilateral OTC		
Equity contracts	5	1
Total gross derivative contracts	33,954	32,480
Amounts offset in the statement of financial condition		
Exchange-traded		
Cash collateral	633	—
Counterparty netting	(92)	(92)
Total Exchange-traded	541	(92)
Bilateral OTC		
Cash collateral	133	—
Counterparty netting	(1)	(1)
Total Bilateral OTC	132	(1)
Total Exchange-traded	34,490	32,387
Total Bilateral OTC	137	—
Net derivative contracts	34,627	32,387
Amounts not offset	(177)	(177)
Total	$ 34,450	$ 32,210

In the table above:

- Total gross derivative contracts include all derivative financial instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place.
- Amounts offset and amounts not offset relate to master netting agreements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Notes to Statement of Financial Condition

The following table sets forth the average quarterly notional of the Company's derivative contracts by underlying risk exposure for the year ended December 31, 2020. The average quarterly notional amount provides an indication of the volume of the Company's derivative activity.

AVERAGE QUARTERLY NOTIONAL

($ in millions) Gross derivative contracts	Derivative Assets	Derivative Liabilities
Exchange-traded		
Equity contracts	$ 309,907	$ 318,661
Commodity contracts	10,988	10,292
Interest rate contracts	7,788	16,157
Foreign exchange contracts	407	363
Total Exchange-traded	329,090	345,473
Bilateral OTC		
Equity contracts	96	55
Foreign exchange contracts	23	33
Total Bilateral OTC	119	88
Total gross derivative contracts	$ 329,209	$ 345,561

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2020, BAML serves as clearing and prime broker for 96.69% of the Company's net derivative assets. See Note 8 for a discussion of credit risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 8).

NOTE 10

Contracts with Customers

As of December 31, 2020, customer transactions consisted of:

Transaction Fees
The Company, in its capacity as a market maker, executes trades on behalf of its broker and dealer clients and is reimbursed by the clients for transaction fees incurred. The transaction fees are calculated based on the volume and type of trades executed by the Company and are billed monthly. Transaction fees are recognized on a trade date basis as securities transactions occur.

Commissions
The Company receives commission payments monthly from CSIN for trade execution services provided (see Note 6). Commissions are recorded on a trade date basis as securities transactions occur.

Trade Quoting Rebates
The Company earns rebates for quoting prices on certain securities on the NYSE. The Company recognizes such rebates over time in the period when the trade quoting service is provided and payments are received quarterly.

As of December 31, 2020, the Company's receivable from contracts with customers was $23 million. The Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

NOTE 11

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSHC's members or the partners of CSHC's members, where applicable.

In accordance with GAAP, CAL4 has reviewed the Company's tax positions for all open tax years. As of December 31, 2020, CAL4 determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 12

Regulatory Requirements

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for its registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2020, net capital was $1.70 billion in excess of the Company's required minimum net capital of $1 million. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company does not claim an exemption from the provisions of Rule 15c3-3 of the SEC. At December 31, 2020, the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts for or to customers; does not carry PAB accounts (as defined in Rule 15c3-3); and its business activities are limited to proprietary trading.

NOTE 13

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2021, which is the date the financial statement was available to be issued. Subsequent to December 31, 2020, the Company had capital withdrawals of $168 million.